EXHIBIT 99.6

IMPETRO RESOURCES, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENT

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010

IMPETRO RESOURCES, LLC AND SUBSIDIARY

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Changes in Members' Equity	4

Consolidated Statements of Cash Flows	5-6

Notes to Consolidated Financial Statements	7-18

Supplemental Information

Supplemental Oil and Natural Gas Disclosures	20-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of ImPetro Resources, LLC:

We have audited the accompanying consolidated balance sheet of ImPetro Resources, LLC and Subsidiary (collectively the "Company") as of December 31, 2010 and the related consolidated statement of operations, changes in members' equity and cash flows for the period from February 5, 2010 (Inception) through December 31, 2010.  These consolidated financial statements are the responsibility of the management of the Company.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ImPetro Resources, LLC and Subsidiary as of December 31, 2010, and the results of their operations, changes in their members' equity and their cash flows for the period from February 5, 2010 (Inception) through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein Kass

Dallas, Texas
April 17, 2012

IMPETRO RESOURCES, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 12, 2011	December 31, 2010
	(unaudited)

ASSETS

Current assets
Cash	$856,433	$856,949
Trade receivable	326,361	453,906
Joint interest receivable	167,120	130,321
Prepaid expenses	76,455	30,370

Total current assets	1,426,369	1,471,546

Oil and natural gas properties and other equipment
Oil and natural gas properties, successful efforts method, net of
accumulated depletion	25,604,814	25,941,397
Other equipment, net of accumulated depreciation	132,659	146,318

Total oil and natural gas properties and other equipment, net	25,737,473	26,087,715

Other assets
Debt issuance costs, net of amortization	736,093	929,277
Other	368,738	311,753

Total other assets	1,104,831	1,241,030

Total assets	$28,268,673	$28,800,291

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$692,298	$696,150
Revenue payable	765,750	573,568
Interest payable, related party	432,902	204,165
Current asset retirement obligations	476,051	504,002
Current maturities of notes payable	14,202	13,985

Total current liabilities	2,381,203	1,991,870

Long-term liabilities
Related party notes payable	10,016,754	9,515,411
Notes payable	27,533	33,473
Asset retirement obligations	1,923,517	1,859,662

Total long-term liabilities	11,967,804	11,408,546

Commitments and contingencies

Members' equity
Common units, authorized 2,000 units;
issued and outstanding 1,667 units	12,800,000	12,800,000
Retained earnings	1,119,666	2,599,875

Total members' equity	13,919,666	15,399,875

Total liabilities and members' equity	$28,268,673	$28,800,291

IMPETRO RESOURCES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from January 1, 2011 through June 12, 2011	Period from February 5, 2010 (Inception) through December 31, 2010
	(unaudited)

Oil, natural gas, and related product sales	$1,983,065	$3,947,392

Expenses
Lease operating	964,777	1,663,085
Production taxes	59,410	132,965
General and administrative	394,331	909,537
Exploration	62,938	41,932
Depreciation and depletion	589,797	1,454,731

Total expenses	2,071,253	4,202,250

Operating loss	(88,188)	(254,858)

Other income (expense)
Interest income	502	5,017
Interest expense	(1,199,339)	(2,275,271)
Amortization of debt issuance costs	(193,184)	(379,548)
Net gain on bargain purchase		5,536,675
Loss on sales of assets		(32,140)

Total other income (expense)	(1,392,021)	2,854,733

Net income (loss)	$(1,480,209)	$2,599,875

Basic and diluted earnings (loss) per member unit	$(888)	$1,560

Basic and diluted weighted average member units outstanding	1,667	1,667

IMPETRO RESOURCES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	Units	Amount		Retained Earnings		Total

Balances, February 5, 2010 (Inception)		$		$		$

Issuance of units	1,667		12,800,000				12,800,000

Net income					2,599,875		2,599,875

Balances, December 31, 2010	1,667		12,800,000		2,599,875		15,399,875

Net loss (unaudited)					(1,480,209)		(1,480,209)

Balances, June 12, 2011 (unaudited)	1,667		$12,800,000		$1,119,666		$13,919,666

IMPETRO RESOURCES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from January 1, 2011 through June 12, 2011	Period from February 5, 2010 (Inception) through December 31, 2010
	(unaudited)

Cash flows from operating activities
Net income (loss)	$(1,480,209)	$2,599,875
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and depletion	589,797	1,454,731
Amortization of debt issuance costs	193,184	379,548
Accretion of asset retirement obligation	63,855	140,480
Net gain on bargain purchase		(5,536,675)
Loss on sales of equipment		32,140
Bad debt expense	2,841	64,246
Interest expense recapitalized in notes payable	152,964	751,855
Amortization of related party note payable	348,379	563,556
Increase (decrease) in cash attributable
to changes in operating assets and liabilities:
Trade receivable	127,545	(453,906)
Joint interest receivable	(39,640)	(194,567)
Prepaid expenses	(46,085)	(30,370)
Accounts payable and other accrued liabilities	(3,852)	104,373
Revenue payable	192,182	287,775
Interest payable	228,737	204,165

Net cash provided by operating activities	329,698	367,226

Cash flows from investing activities
Acquisition of oil and natural gas properties and related assets		(16,500,000)
Development of oil and natural gas properties	(263,555)	(3,223,234)
Acquisition of other property and equipment		(70,897)
Bonds and deposits	(56,985)	(278,141)
Proceeds from sales of equipment	24,000	14,310
Plugging and abandonment costs	(27,951)	(5,600)

Net cash used in investing activities	(324,491)	(20,063,562)

Cash flows from financing activities
Capital contributions		10,000,000
Proceeds from notes payable		10,620,000
Debt issuance costs		(55,850)
Re-payments of notes payable	(5,723)	(10,865)

Net cash provided by (used in) financing activities	(5,723)	20,553,285

Net increase (decrease) in cash	(516)	856,949

Cash, beginning of period	856,949

Cash, end of period	$856,433	$856,949

IMPETRO RESOURCES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Period from January 1, 2011 through June 12, 2011		Period from February 5, 2010 (Inception) through December 31, 2010
	(unaudited)
Supplemental disclosure of non-cash investing transactions
Payables related to capitalized expenditures		$288,500	$281,522

Supplemental disclosure of non-cash financing transactions
Overriding royalty interest assigned in debt issuance	$		$872,975

Debt issuance costs financed with notes payable	$		$380,000

Interest expense recapitalized in notes payable		$152,964	$751,855

Notes payable issued for purchase of equipment	$		$58,323

Member units issued with note payable	$		$2,800,000

Supplemental disclosure of cash flow information
Cash paid during the period for interest		$405,404	$660,819

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations

ImPetro Resources, LLC and its subsidiary (collectively the “Company”) are Delaware limited liability companies which commenced operations effective February 5, 2010. The Company is engaged in the acquisition, ownership, operation, production, and development of oil and gas properties primarily in Texas. As of June 12, 2011 (unaudited) and December 31, 2010, the Company had working and overriding royalty interests in 98 producing wells.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

On June 13, 2011, the equity of the Company was acquired by Starboard Resources, LLC. The accompanying consolidated financial statements for the period from January 1, 2011 through June 12, 2011 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements, and reflect, in the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such period. Operating results for the period from January 1, 2011 through June 12, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

These consolidated financial statements were approved by management and available for issuance on April 17, 2012. Subsequent events have been evaluated through this date.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ImPetro Resources, LLC and its wholly-owned subsidiary, ImPetro Operating, LLC. Intercompany transactions and balances have been eliminated in consolidation.

Fair Value Measurements

The Company has adopted and follows Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for measurement and disclosures about fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, trade receivable, joint interest receivable, revenue payable, accounts payable, and accrued liabilities, approximate their fair values because of the short maturity of these instruments.

Cash

The Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents. As of June 12, 2011 and December 31, 2010, the Company did not hold any cash equivalents.

The Company maintains its cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”). The accounts maintain coverage of up to $250,000 for interest bearing accounts and are fully covered for non-interest bearing accounts under the FDIC’s Transaction Account Guarantee Program. As of June 12, 2011 and December 31, 2010, the Company had approximately $378,000 (unaudited) and $462,000 in excess of its FDIC coverage, respectively.

Trade Receivable and Joint Interest Receivable

Trade receivable is comprised of accrued natural gas and crude oil sales and joint interest receivable is comprised of amounts owed to the Company from joint interest owners for their proportionate share of expenses. Generally, operators of natural gas and crude oil properties have the right to offset joint interest receivables with revenue payables. Accordingly, any joint interest owner that has a joint interest receivable and revenue payable as of June 12, 2011 and December 31, 2010 are shown at net in the accompanying consolidated balance sheets.

The Company performs ongoing credit evaluations of its customers’ and working interest owners’ financial condition and extends credit to virtually all of its customers and joint interest owners. Credit losses to date have not been significant and have been within management’s expectations. In the event of complete non-performance by the Company’s customers and joint interest owners, the maximum exposure to the Company is the outstanding trade receivable and joint interest receivable balance at the date of non-performance. For the period from January 1, 2011 through June 12, 2011 and for the period from February 5, 2010 (Inception) through December 31, 2010, the Company’s bad debt expense approximated $3,000 (unaudited) and $64,000, respectively.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (continued)

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and natural gas producing activities, as further defined under ASC 932, Extractive Activities - Oil and Natural Gas.  Under these provisions, costs to acquire mineral interests in oil and natural gas properties, to drill exploratory wells that find proved reserves, and to drill and equip development wells are capitalized.

Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed.  The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.  Capitalized costs of producing oil and natural gas interests are depleted on a unit-of-production basis.

If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If a determination can not be made as to whether the reserves that have been found can be classified as proved, the cost of drilling the exploratory well is not carried as an asset for more than one year following completion of drilling.  If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired and its costs are charged to expense.  Its cost can, however, continue to be capitalized if a sufficient quantity of reserves is discovered in the well to justify its completion as a producing well and the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project.

Impairment of Long-Lived Assets

The Company assesses the impairment of capitalized costs of proved oil and natural gas properties or projects when circumstances indicate that the carrying value may not be recoverable.  The Company determines if impairment has occurred through either adverse changes or as a result of their annual petroleum engineering review.  When it is determined that the estimated future net cash flows of an asset will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value.

The Company evaluates impairment of proved oil and gas properties on a field by field basis.  On this basis, certain wells may be impaired because they are not expected to recover their entire carrying value from future net cash flows as measured using Securities and Exchange Commission pricing model as of December 31, 2010.

Other Equipment

Other equipment, which includes vehicles, field equipment, and office equipment, is stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets.  Vehicles and office equipment are generally depreciated over a useful life of five years and field equipment is generally depreciated over a useful life of twenty years.

2.	Summary of Significant Accounting Policies (continued)

Debt Issuance Costs

The Company complies with GAAP which requires entities to record direct debt issuance costs as a deferred asset and to amortize the deferred asset on the effective-interest method over the term of the respective debt. Debt issuances costs consist of the assignment of overriding royalty interests in oil and gas properties and cash payments paid to other companies for facilitating the issuance of debt. Amortization expense for the period from January 1, 2011 through June 12, 2011 and for the period from February 5, 2010 (Inception) through December 31, 2010 approximated $193,000 (unaudited) and $380,000, respectively.

Asset Retirement Obligations

The Company follows the provisions of ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires entities to record the fair value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depleted as part of the oil and natural gas property. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company’s asset retirement obligations relate to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and natural gas properties.

Asset retirement obligations are estimated at the present value of expected future net cash flows and are discounted using the Company’s credit adjusted risk free rate. The Company uses unobservable inputs in the estimation of asset retirement obligations that include, but are not limited to, costs of labor, costs of materials, profits on costs of labor and materials, the effect of inflation on estimated costs, and the discount rate. Accordingly, asset retirement obligations are considered a Level 3 measurement under ASC 820. Additionally, because of the subjectivity of assumptions and the relatively long lives of the Company’s wells, the costs to ultimately retire the Company’s wells may vary significantly from prior estimates.

Revenue Recognition and Natural Gas Imbalances

The Company utilizes the accrual method of accounting for natural gas and crude oil revenues, whereby revenues are recognized based on the Company’s net revenue interest in the wells. The Company will also enter into physical contract sale agreements through its normal operations.

Gas imbalances are accounted for using the sales method. Under this method, revenues are recognized based on actual volumes of oil and gas sold to purchasers. However, the Company has no history of significant gas imbalances.

Sales-Based Taxes

The Company incurs severance tax on the sale of its production which is generated in Texas. These taxes are reported on a gross basis and are included in production taxes within the accompanying consolidated statement of operations. Sales-based taxes for the period from January 1, 2011 through June 12, 2011 and for the period from February 5, 2010 (Inception) through December 31, 2010 were approximately $59,000 (unaudited) and $133,000, respectively.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company.  As such, income or loss of the Company, in general, is allocated to the members for inclusion in their personal income tax return. Accordingly, the Company has not provided for federal income taxes.

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of June 12, 2011 (unaudited) and December 31, 2010. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of June 12, 2011 (unaudited), December 31, 2010, for the period from January 1, 2011 through June 12, 2011 (unaudited), and for the period from February 5, 2010 (Inception) through December 31, 2010.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities since the commencement of operations.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (loss) Per Member Unit

Basic and diluted net income per member unit is computed by dividing the net income (loss) by the weighted average number of member units outstanding during the period. Diluted net income per member unit is calculated in the same manner, but also considers the impact to net income and member units for the potential dilution from unit options, non-vested unit appreciation rights and non-vested restricted units. For the period from January 1, 2011 through June 12, 2011 (unaudited) and for the period from February 5, 2010 (Inception) through December 31, 2010, there were no potentially dilutive units.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company’s estimates of oil and natural gas reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable natural gas and oil reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effect of regulations by governmental agencies, and assumptions governing future natural gas and oil prices, future operating costs, severance taxes, development costs and workover costs, all of which may in fact vary considerably from actual results. The future drilling costs associated with reserves assigned to proved undeveloped locations may ultimately increase to the extent that these reserves are later determined to be uneconomic. For these reasons, estimates of the economically recoverable quantities of expected natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity of the reserves, which could affect the carrying value of the Company’s oil and natural gas properties and/or the rate of depletion related to the oil and natural gas properties.

3.	Fair Value Measurements

The following table presents information about the Company’s liabilities measured at fair value as of June 12, 2011 (unaudited) and December 31, 2010:
	Level 1	Level 2	Level 3	Balance as of June 12, 2011
				(unaudited)
Liabilities (at fair value):
Asset retirement obligation	$	$	$2,399,568	$2,399,568

	Level 1	Level 2	Level 3	Balance as of December 31, 2010

Liabilities (at fair value):
Asset retirement obligation	$	$	$2,363,664	$2,363,664

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Acquisition of Oil and Natural Gas Properties

On February 5, 2010, the Company entered into an asset purchase with South Texas Oil Company and its subsidiaries (collectively “South Texas”) (a company in bankruptcy liquidation pursuant to Chapter 11 bankruptcy) to purchase various oil and natural gas working interests ranging from 10.0%-100%, net revenue interests ranging from 7.1%-83.3%, and royalty interests ranging from 0.5%-4.2% in Atascosa, Bastrop, Brazos, Burleson, Fayette, Frio, Gonzales and Lee Counties in the southern region of Texas. Additionally, the Company acquired field equipment, vehicles, office equipment, permits, and assumed various liabilities as part of the purchase. The acquisition of these properties meets the definition of a business combination under the ASC 805, Business Combinations.

The following table presents a summary of the fair value of assets and liabilities acquired at the date of acquisition:

Fair value of assets acquired
Proved oil and natural gas properties	$24,736,762
Field equipment, vehicles, and office equipment	124,745
Total assets acquired, at fair value	24,861,507

Fair value of liabilities assumed
Revenue payable	285,793
Accounts payable and accrued liabilities	310,255
Asset retirement obligations	2,228,784
Total liabilities assumed, at fair value	2,824,832
Net assets acquired	22,036,675
Less: Consideration
Cash paid for assets assumed and liabilities assumed	16,500,000
Net gain on bargain purchase	$5,536,675

The purchase of the South Texas assets and the assumption of the South Texas liabilities resulted in a gain due to the Company acquiring the oil and gas properties below fair value. The purchase occurred below fair value because the oil and gas properties were purchased out of the South Texas bankruptcy in a distressed and forced sale. The gain on the acquisition is part of net gain on bargain purchase on the consolidated statements of operations.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Oil and Natural Gas Properties and Other Equipment

The following tables present a summary of the oil and natural gas properties and other equipment at June 12, 2011 (unaudited) and December 31, 2010:

	June 12, 2011	December 31, 2010
	(unaudited)
Oil and natural gas properties
Proved-developed producing properties	$15,153,037	$15,081,957
Proved-developed non producing properties	2,111,611	2,040,532
Proved-undeveloped properties	10,301,075	10,229,996
Unproved properties	9,323	10,458
Less: Accumulated depletion	(1,970,232)	(1,421,546)
Total oil and natural gas properties, net of accumulated depletion	$25,604,814	$25,941,397

	June 12, 2011	December 31, 2010
	(unaudited)
Other equipment
Field equipment	$7,500	$7,500
Vehicles	150,534	150,534
Office equipment	15,471	15,471
Less: Accumulated depreciation	(40,846)	(27,187)
Total other equipment, net of accumulated deprecation	$132,659	$146,318

During the period from February 5, 2010 (Inception) through December 2010, the Company used financing for part of its oil and natural gas property development. The Company opted to capitalize a portion of the related interest from the borrowings into the oil and natural gas property basis. For the period from February 5, 2010 (Inception) through December, 2010, the Company capitalized approximately $46,000 of interest.

6.	Asset Retirement Obligations

The Company has recognized the fair value of its asset retirement obligations related to the future costs of plugging, abandonment, and remediation of oil and natural gas producing properties. The present value of the estimated asset retirement obligations has been capitalized as part of the carrying amount of the related oil and natural gas properties. The liability has been accreted to its present value as of the end of each period. The Company evaluated 132 wells, and has determined a range of abandonment dates between February 2010 and December 2060.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Asset Retirement Obligations (continued)

The following table represents a reconciliation of the asset retirement obligations for the period from January 1, 2011 through June 12, 2011 (unaudited) and for the period from February 5, 2010 (Inception) through December 31, 2010:

	June 12, 2011	December 31, 2010
	(unaudited)
Asset retirement obligations, beginning of period	$2,363,664	$
Additions to asset retirement obligation			2,228,784
Liabilities settled during the period	(27,951)		(5,600)
Accretion of discount	63,855		140,480
Asset retirement obligations, end of period	$2,399,568		$2,363,664

8.	Notes Payable

Notes payable at June 12, 2011 (unaudited) and December 31, 2010 is comprised of the following:

	June 12, 2011	December 31, 2010
	(unaudited)

4.84% - 7.5% vehicle loans due February 28, 2014	$41,735	$47,458
Less: current portion	(14,202)	(13,985)
Long-term debt	$27,533	$33,473

4.84% & 7.5% Vehicle Loans Due February 28, 2014

On February 16, 2010, the Company purchased two vehicles and financed the vehicles with an auto financing company over a period of 48 months at a 4.84% and 7.5% interest rate.  The vehicle loans are collateralized by the vehicles purchased. The total monthly payments, including interest, approximate $1,378.

Future aggregate required principal payments for each of the next five years are as follows:

Year ending December 31,
2011	$13,9855
2012	14,8755
2013	15,8255
2014	2,7733

Total future principal payments	$47,4588

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Related Party Notes Payable

Related party notes payable at June 12, 2011 (unaudited) and December 31, 2010 is comprised of the following:

	June 12, 2011	December 31, 2010
	(unaudited)

18% note payable due December 31, 2012	$4,500,000	$4,500,000
15% note payable due June 30, 2013	7,404,819	7,251,855
	11,904,819	11,751,855
Less: debt discount	(1,888,065)	(2,236,444)
Long-term debt	$10,016,754	$9,515,411

15% Note Payable Due June 30, 2013

On February 5, 2010, the Company issued $6,500,000 in notes payable to related parties at 15% interest (“15% Note”). The notes mature on June 30, 2013, including all principal and accrued interest, and are collateralized by virtually all of the Company’s assets. Per the note agreement, interest before March 31, 2010 is capitalized into the notes balance and interest after March 31, 2010 is paid out quarterly in cash in an amount equal to the lesser of total interest for the quarter or 50% of the excess of EBITDA over the cash interest paid on the 18% Note. Any unpaid interest from each quarter is capitalized into the notes balance. At the Company’s and note holders’ discretion, interest that is due in cash may be capitalized into the notes balance. As of June 12, 2011 and December 31, 2010, the notes had approximately $905,000 (unaudited) and $752,000 of capitalized interest included in the outstanding loan balance, respectively.

18% Note Payable Due December 31, 2012

On February 5, 2010, the Company issued a $1,700,000 note at an 18% interest rate. On March 4, 2010, the Company combined the note issued on February 5, 2010 into a new note with the same party for a net note of $4,500,000 at an 18% interest rate and is due at December 31, 2012 (“18% Note”). The note was issued to cover accrued expenses and liabilities of the Company as well as to provide the Company with cash to develop its oil and gas properties. The note is collateralized by virtually all of the Company’s assets. Per the note agreement, interest on the note is due and payable on the last business day of each calendar quarter.

In order to facilitate the issuance of the 18% Note, the Company issued overriding royalty interests in oil and gas properties (“ORRI”) and made cash payments to the management company of the note holder and issued approximately 667 member units to the issuer to facilitate the issuance of debt. Total debt issuance costs approximated $1,309,000, with approximately $873,000 being assigned to the ORRI and $436,000 for expenses being paid on behalf of the Company. The fair value of the member units and note were bifurcated as prescribed under GAAP, with approximately $2,800,000 being assigned to the member units and approximately $2,800,000 to debt discount at the date of issuance. The note payable debt discount is being amortized over the life of the note to interest expense using the effective interest method.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Related Party Notes Payable (continued)

Future aggregate required principal payments for each of the next five years are as follows:

Year ending December 31,
2012	$4,500,0000
2013	7,251,8555
Total future principal payments	$11,751,8555

10.	Related Party Transactions

During 2011 and 2010, the Company rented drilling pipe from a company that is owned by members of Company management. For the period from for the period from January 1, 2011 through June 12, 2011 and February 5, 2010 (Inception) through December 31, 2010, the Company incurred approximately $0 (unaudited) and $22,000 in costs capitalized into oil and natural gas properties, respectively and approximately $13,000 (unaudited) and $12,000 in costs expensed through lease operating expenses, respectively. At June 12, 2011 and December 31, 2010, the Company owed approximately $0 (unaudited) and $47,000 to this related party, respectively. The payable balance is presented as part of accounts payable and accrued liabilities on the consolidated balance sheets.

11.	Members’ Capital

Allocation of Members’ Net Profits and Losses

At the end of each fiscal year of the Company, the net profits or losses are allocated to the capital accounts of the members based on the members’ ownership percentage of the Company, which is determined by taking the number of units held by the member and dividing by the total issued and outstanding units held by all members (“Sharing Percentage”).

Distributions

Any non-liquidating distributions are distributed to the members in proportion to their respective Sharing Percentages for the period to which such distributions relate.

12.	Commitment and Contingencies

From time-to-time, the Company may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is unaware of any claim or lawsuit as of June 12, 2011 (unaudited) and December 31, 2010.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Commitment and Contingencies (continued)

The Company is subject to various possible contingencies that arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues and other matters. Although management believes that it has complied with the various laws and regulations, administrative rulings and interpretations thereof, adjustments could be required as new interpretations and regulations are issued. In addition, environmental matters are subject to regulation by various federal and state agencies.

The Company leases its primary office space under an operating lease which expires in 2015. Lease expense was approximately $41,000 (unaudited) for the period from January 1, 2011 through June 12, 2011 and approximately $47,000 for the period from February 5, 2010 (inception) through December 31, 2010.

Aggregate future minimum annual rental payments in the years subsequent to December 31, 2010 are as follows:

Year ending December 31,
2011	$94,0000
2012	97,0000
2013	99,0000
2014	101,0000
2015	51,0000
Total future minimum rental payments	$442,0000

14.	Risk Concentrations

For the period from February 5, 2010 (Inception) through December 31, 2010, revenues from the Company’s 98 producing wells ranged from approximately .04% to 13.81% of total revenues. These 98 wells are all located in the southern region of Texas, operated by the Company, and the oil and natural gas produced is sold and marketed to four purchasers. Oil sales to two purchasers accounted for 100% of the oil sales, one purchaser accounted for approximately 88.1% and the other purchaser accounted for approximately 11.9%. Natural gas sales to two purchasers accounted for 100% of the natural gas sales, one purchaser accounted for approximately 89.9% and the other purchaser accounted for approximately 10.1%. Natural gas liquid sales to one purchaser accounted for 100% of the natural gas liquids sales. Accordingly, the Company’s entire trade receivable balance at June 12, 2011 (unaudited) and December 31, 2010 was comprised of amounts due from its four purchasers.
15.	Subsequent Events

At June 13, 2011, the Company was acquired by Starboard Resources LLC (“Starboard”), a Delaware limited liability company. The current members of the Company converted their interests into Starboard member units in exchange for 100% of the outstanding equity of the Company. Additionally, the 18% Note and 15% Note were exchanged for cash and member units in Starboard. The remaining debt issuance costs were expensed as amortization costs.

On January 23, 2012, Starboard agreed to reacquire the ORRI assigned as debt issuance costs on the 18% Note for cash consideration of $500,000 and to reacquire ORRI that was previously assigned for cash consideration of $200,000

SUPPLEMENTAL INFORMATION

Presented in accordance with
FASB ASC Topic 932, Extractive Activities - Oil and Gas

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental Oil and Natural Gas Disclosures (Unaudited)

The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with FASB ASC Topic 932, Extractive Activities - Oil and Gas.

Costs Incurred

The following table summarizes costs incurred and capitalized in oil and natural gas property acquisition, exploration, and development activities. Property acquisition costs as those incurred to purchase lease or otherwise acquire property, including both undeveloped leasehold and the purchase of reserves in place.

Exploration costs include costs of indentifying areas that may warrant examination and examining specific areas that are considered to have prospects containing oil and natural gas reserves, including costs of drilling exploratory wells, geological and geophysical costs, and carrying costs on undeveloped properties. Development costs are incurred to obtain access to proved reserves, including the cost of drilling development wells, and to provide facilities for extracting, treating, gathering and storing oil and natural gas.

Costs incurred also include new asset retirement obligations established. Asset retirement obligations included in the table below for December 31, 2010 were approximately $2,223,000.

Costs incurred (capitalized and charged to expense) in oil and natural gas activities for the period from February 5, 2010 (Inception) through December 31, 2010 were as follows:

Acquisitions of proved properties	$24,823,1788
Exploration	41,9322
Development	3,414,0233
Total costs incurred	$28,279,1333

Oil and Natural Gas Operating Results

Results of operations from oil and natural gas producing activities for the period from February 5, 2010 (Inception) through December 31, 2010, excluding Company overhead and interest costs, were as follows:

Oil, natural gas and related product sales	$3,947,3922
Lease operating costs	(1,663,0855)
Production taxes	(132,9655)
Exploration costs	(41,9322)
Depletion	(1,427,1466)
Results of operations from oil and natural gas producing activities	$682,2644

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental Oil and Natural Gas Disclosures (Unaudited) (continued)

Reserve Quantity Information

The following table presents the Company’s estimate of its proved oil and gas reserves all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of reserves related to new discoveries are more imprecise than those for producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared with the assistance of an independent petroleum reservoir engineering firm. Oil reserves, which include condensate and natural gas liquids, are stated in barrels and gas reserves are stated in thousands of cubic feet.

Proved oil and gas reserve quantities, as of December 31, 2010, are based on estimates prepared by Forrest A. Garb & Associates, Inc. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production. The following reserve data related to the Company represents an estimate only and should not be construed as being exact.

	Crude Oil (Bbl)	Natural Gas (Mcf)
PROVED-DEVELOPED AND UNDEVELOPED RESERVES
February 5, 2010
Revisions of previous estimates	235,241	2,438,486
Extensions and discoveries
Acquisitions of reserves	1,193,697	2,754,709
Sales of reserves	(17,189)	(39,668)
Production	(41,749)	(115,157)
December 31, 2010	1,370,000	5,038,370

PROVED DEVELOPED RESERVES
December 31, 2010	244,600	942,250

Future cash flows are computed by applying a first-day-of-the-month 12-month average price of natural gas (Henry Hub) and oil (West Texas Intermediate) to year-end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company’s proved natural gas and oil reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions.

At December 31, 2010, the oil and natural gas prices were applied at $79.79/Bbl and $4.39/MMBtu, respectively, in the standardized measure.

IMPETRO RESOURCES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental Oil and Natural Gas Disclosures (Unaudited) (continued)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

The following table, which presents a standardized measure of discounted future cash flows and changes therein relating to proved oil and gas reserves as of December 31, 2010 and for the period rom February 5, 2010 (Inception) through December 31, 2010, is presented pursuant to ASC 932. In computing this data, assumptions other than those required by the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be construed as being representative of the fair market value of the Company’s proved oil and gas reserves.

A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement costs or fair value of the Company's natural gas and oil properties. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of time value of money and the risks inherent in reserve estimates of natural gas and oil producing operations. There have been no estimates for future plugging and abandonment costs.

Future cash inflows	$129,365,130
Less: Future production costs	(24,076,580)
Future development costs	(14,061,470)
Future income tax expense	(25,689,696)
Future net cash flows	65,537,384
10% discount factor	(35,188,924)
Standardized measure of discounted future net cash inflows	$30,348,460
Estimated future development cost anticipated
for following two years on existing properties	$7,310,360

Beginning of period	$
Sales of oil and natural gas, net of production costs		(2,109,507)
Net changes in prices and production costs		8,536,043
Development costs incurred during the period		3,414,023
Changes in future development costs		(4,687,045)
Extensions, discoveries, and improved recoveries
Revisions of previous quantity estimates		15,609,554
Accretion of discount		2,119,314
Net change in income taxes		(11,555,769)
Purchases and sale of mineral interests		22,471,965
Timing and other		(3,450,118)
End of period		$30,348,460